BriaCell Therapeutics Corp.

Suite 300 – 235 West 15th Street

West Vancouver, BC V7T 2X1

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Irene Paik, Joseph McCann, Franklin Wyman and Lisa Vanjoske

March 13, 2020

Re:	BriaCell Therapeutics Corp.
Amendment No. 5 to Registration Statement on Form F-1 Filed February 21, 2020
File No. 333-234292

Ladies and Gentlemen:

BriaCell Therapeutics Corp. (the “Company”) is hereby filing Amendment No. 6 to its Registration Statement on Form F-1. Amendment No. 6 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on March 6, 2020 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 6 and all references to page numbers in such responses are to page numbers in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form F-1 dated February 21, 2020

Cover Page

1.	We note that you present an assumed initial offering price of $14.40 per Common Unit throughout your prospectus, which is the upper limit of your price range that you have provided on your prospectus cover page and a 20% discount to the last reported sale price of your common shares as reported on the OTCQB on February 20, 2020. With a view to disclosure and reference to the Instructions to Regulation S-K, Item 501(b)(3), please tell us why you have selected this assumed offering price/method. In this regard, it should be clear whether the underwriter will be pricing the offering at a 20% discount to the current market price.

Response: The Company has used a 20% discount to the current market price for the assumed offering price in Amendment No. 6 for illustrative purposes only. However, the actual public offering price per Common Unit and Pre-funded Unit, as the case may be, will not be determined by any particular formula but will rather be determined through negotiations between the Company and the underwriter at the time of pricing and may be at a greater than a 20% discount to the current market price. Therefore, the assumed public offering prices used throughout the prospectus may not be indicative of the final offering price.

Capitalization, page 38

2.	Please provide us an analysis that shows how you determined each of the pro forma adjustments in the Capitalization table and the calculation of “as adjusted net tangible book value per share after this offering” in the Dilution table. In particular, confirm the calculation of gross and net proceeds in Canadian dollars that you used to prepare each table. Tell us why you assume the underwriters exercise their overallotment option in full for the Capitalization table and assume they will not exercise their overallotment option in the Dilution table.

Response: The Company respectfully acknowledges the Staff’s comment and has provided the table below, which includes an analysis of how the Company determined each of the pro forma adjustments in the Capitalization table.

Financial Statement Captions	Pro forma adjustments as of October 31, 2019	Explanation	Calculation
Cash, cash equivalents, and short term investments	$14,157,389	Calculated as the gross proceeds (US$12.5m) less commissions and expenses (“Net Proceeds”)

A. Gross Proceeds = $16.5M [being US$12.5 million X 1.316 (the CAD/USD rate as of October 31, 2019) B. Commissions = $1,315,999 [being the underwriter’s commission on the gross proceeds (7%+1%)]

C. expenses = $976,605 [being the total expenses for the registration of the Company’s common stock (“Registration”) and the offering of Common Units (“Offering”)

D. Net Proceeds = A – B - C

Common Stock	$8,634,414	The amount included in Common stock is calculated as the relative value of the share being offered in the Common Unit, after calculating the relative value of the warrant (see below), net of expenses being relating to the Offering.

1. FV of the warrant based on Black-Scholes options pricing model: US$11.7M (41% of Total value of the Common Unit)

2. FV of shares being offered: US$16.8M [1,200,768 shares X US$13.95] (59% of Total value of the Common Unit)

3. Total value of the Common Unit: US$28.5M [1+2]

4. $8,634,414 = 59% of Gross Proceeds less 59% of Commissions less 59% of expenses relating to the Offering

5. $6,025,820 = 41% of Gross Proceeds less 41% of Commissions less 41% of expenses relating to the Offering

Warrant reserve	$6,025,820

The amount included in the warrant reserve is based on the relative value of the warrant to the share being offered in the Common Unit, net of expenses relating to the Offering.

The fair value of the warrants included in the above calculation are based on the Black-Scholes option pricing model with the following assumptions:

share price – US$13.95 (being the closing price of the stock prior to the filing) ; exercise price - $13.01 (being 125% premium to the Unit; expected life – 5 years; annualized volatility – 88.11% (bring the volatility used in the last options issued by the Company); dividend yield – 0%; risk free rate – 1.436%.

Retained deficit	$502,845	Calculated as of the portion of total expenses relating to the Registration. As noted above, the portion relating to the Offering is set off against Common stock and Warrant reserve.

Total expenses: $976,605, of which $502,845 relates to the Registration and the balance relates to the Offering.

Registration expenses include primarily NASDAQ and SEC fees, legal and accounting expense.

Offering costs relate to legal expenses relating to the underwriter’s counsel, legal costs and underwriter costs (excluding commissions).

The following tables includes a calculation of “as adjusted net tangible book value per share after this offering” in the Dilution table:

	Caption in dilution table	Amount	Calculation
A	Public offering price per Common Unit	$13.70	Public offering price US$10.41 X 1.316 (the CAD/USD rate as of October 31, 2019)
B	Historical net tangible book value per common share as of October 31, 2019	$ (1.95)	Net working capital as of October 31, 2019 ($1,409,349) divided by the number of common shares outstanding as of October 31, 2019 (721,962)
C	Increase in as adjusted net tangible book value per common share attributable to the net proceeds from new investors	$8.67	D-B
D	As adjusted net tangible book value per common share after this offering	$6.72	Proforma net book value after the Offering ($12,912,526) divided by the total amount of outstanding common shares after the offering (1,590,017 shares)
E	Dilution per common share to new investors participating in this offering	$6.98	A-D

In both the Dilution table and Capitalization table the Company has assumed that the underwriters will not exercise their overallotment. The Company has revised the Registration Statement in both sections to make this disclosure clearer.

Description of Business

Overview of the Company, page 47

3.	We note your added disclosure that Merck will be providing Keytruda for use in a combination study with Bria-IMT and that Merck will provide Dr. Bhattacharya with a grant to conduct such study. Please revise to explain whether you have collaboration or license agreements with Dr. Bhattacharya or Thomas Jefferson University. If so, please describe the material terms of the relevant agreement and file it as an exhibit to the registration statement. Also revise to indicate whether you have a supply agreement with Merck for Keytruda and, as applicable, describe the material terms of such agreement and file it as an exhibit to the registration statement. Also revise your disclosure to explain why the Merck grant is “highly coveted” and state the dollar amount involved. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 5, 12, 47, 53 and 123 to disclose that i) Merck will supply Keytruda directly to Thomas Jefferson University (“TJU”), ii) the Company does not have an agreement with Merck for the supply of Keytruda and iii) the Company has entered into a study agreement with TJU providing for the investigator-initiated Phase I/IIa study by Dr. Bhattacharya, the Company’s supply of Bria-IMT™ to TJU and Dr. Bhattacharya and a budget of $3,049,322.50 which shall be paid by the Company to TJU.

The Company notes that the FDA and TJU’s internal review board have approved the clinical protocol and that TJU has confirmed to the Company in writing that TJU has received a grant from Merck for the supply of Keytruda in connection with the study.

The Company has removed the phrase “highly coveted” from the Registration Statement.

Exhibits

5.	We note counsel’s statement in the legal opinion filed as Exhibit 5.1 that it has assumed that the Warrants, Pre-funded Unit Warrants and the Underwriting Warrants, which are governed by and construed in accordance with the laws of the State of New York, comply with and do not violate the laws of the State of New York. Please also provide an opinion of counsel that addresses whether the Warrants, Pre-funded Unit Warrants and the Underwriting Warrants are binding obligations of the registrant under the laws of the State of New York. For guidance, please refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and has filed an opinion of counsel responsive to this comment.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact our counsel at (212) 930-9700 with any questions or comments regarding this correspondence.

Sincerely,

/s/ William V. Williams
William V. Williams

cc: (via email)

Jamieson Bondarenko

Gadi Levin

Gregory Sichenzia, Esq.

Avital Perlman, Esq.

Aaron Sonshine

Virgil Z. Hlus